Schedule 13G

Name of Issuer: Chieftain Int'l
Title of class of securities: $1.8125 Convertible Pfd
Cusip number:  168672202


1.    Name of reporting person:  Rothschild/ Pell Rudman
	IRS identification number: 52-0964693
4. Citizenship:  Baltimore, MD USA
5. Sole voting power:  164,300
6. Shared voting power:  0
7. Sole dispositive power:  164,300
8. Shared dispositive power:  0
9. Aggregate amount beneficially owned by each reporting person:  164,300
11.  percent of class represented by amount in row 9:  6.8458
12. type of reporting person:  IA


Item 1
(a) name of issuer:  Chieftain Int'l
(b) address of issuers principal executive office: 1201 Toronto Dominion Tower Edmonton Centre
	       Edmonton, AB T5J 2Z1 Canada

Item 2
(a) name of person filing:  Rothschild/Pell Rudman
(b) address of principal business office: 300 East Lombard Street Suite 1100 Baltimore, MD 21202
(c) citizenship:  Baltimore, MD 21202
(d) title of class of securities:  Convertible Preferred
(e) cusip number:  001801109

Item 4
(a) amount beneficially owned:  164,300
(b) percent of class:  6.8458
(c)    (I)  sole power to vote or to direct the vote:  164,300
                         (II)  shared power to vote or to direct the vote:  0
          (III)  sole power to dispose or to direct the disposition of:  164,300
(IV) shared power to dispose or to direct the disposition of:  0

This statement is being filled to report the fact that as of the date hereof the reporting person still remains the beneficial owner of more than five


Date:  1/13/99
Signature:  Dave Donabedian
Name/ Title: Dave Donabedian/ Senior Vice President